WEA INVESTMENT SERVICES, INC.

FINANCIAL REPORT

December 31, 2016









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 John Nolen Drive
(No. and Street)

Madison	Wisconsin	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda M. Scheel — (608) 709-4574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Rhonda M. Scheel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Investment Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Treasurer

Title

Notary Public 2/21/17

PRANAV SHAH NOTARY PUBLIC STATE OF WISCONSIN

Permanent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of WEA Investment Services, Inc., (a Wisconsin corporation), as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility WEA Investment Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA Investment Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of WEA Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of WEA Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 15, 2017

- 1 -

WEA Investment Services, Inc.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 105,617	$ 103,943
Receivable from affiliates	1,147	2,199
Income taxes receivable	215	206
Other assets	326	328
Total assets	$ 107,305	$ 106,676
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 12	$ -
Payable to affiliates	6,540	6,184
Total liabilities	6,552	6,184
Stockholder's equity:		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	50,753	50,492
Total stockholder's equity	100,753	100,492
Total liabilities and stockholder's equity	$ 107,305	$ 106,676

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2016 and 2015

	2016	2015
INCOME		
Service fees earned	$ 109,953	$ 110,699
Interest income	87	102
	110,040	110,801
OPERATING EXPENSES		
Regulatory fees and expenses	13,041	12,719
Audit fees	8,400	8,400
Allocated expenses from affiliates	81,918	83,999
Other expenses	6,229	3,662
	109,588	108,780
Net income before income taxes	452	2,021
Income tax expense	191	435
Net income	$ 261	$ 1,586

WEA Investment Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2016 and 2015

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
	Shares	Amount			
Balances at December 31, 2014	1,000	$ 1,000	$ 49,000	$ 48,906	$ 98,906
Net income	-	-	-	1,586	1,586
Balances at December 31, 2015	1,000	1,000	49,000	50,492	100,492
Net income	-	-	-	261	261
Balances at December 31, 2016	1,000	$ 1,000	$ 49,000	$ 50,753	$ 100,753

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ 261	$ 1,586
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Receivable from affiliates	1,052	(2,199)
Income taxes receivable	(9)	(10)
Other assets	2	2,062
Increase (decrease) in operating liabilities:		
Accounts payable	12	-
Payable to affiliates	356	(27,929)
Net cash provided by (used in) operating activities	1,674	(26,490)
Net change in cash and cash equivalents	1,674	(26,490)
Cash and cash equivalents at beginning of the period	103,943	130,433
Cash and cash equivalents at end of the period	$ 105,617	$ 103,943

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company), a wholly-owned subsidiary of the WEA Member Benefit Trust, was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 15, 2017, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account and certificates of deposit. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. Service fees are received from an affiliated entity for brokerage services provided and are recognized as income when earned. Total service fee revenue from the affiliate was $109,953 and $110,699 for the years ended December 31, 2016 and 2015, respectively.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Note 3 ~ Related Party Transactions

The WEA Member Benefit Trust (the parent organization) and the WEA Tax Sheltered Annuity Trust were created by the Wisconsin Education Association. Members of the Board of Trustees of the WEA Member Benefit Trust are identical to those of the WEA Tax Sheltered Annuity Trust. In addition, the WEA Member Benefit Trust has formed three other wholly owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, WEA Financial Advisors, Inc., a registered investment advisor, and WEA Member Benefit Agency, LLC, a single member LLC. The organizations are all under common control within a holding company system.

Note 3 ~ Related Party Transactions (Continued)

To minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Property & Casualty Insurance Company and WEA Tax Sheltered Annuity Trust to the extent necessary to maintain proper and complete records and administration of the organizations. The total costs of shared operations are prorated based on cost studies performed on an annual basis. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the Company for the years ended December 31, 2016 and 2015, were $81,918 and $83,999, respectively.

Amounts due from (to) affiliates at December 31, 2016 and 2015, are as follows:

	2016	2015
WEA Tax Sheltered Annuity Trust	$ (5,183)	$ 2,199
WEA Member Benefit Trust	(1,357)	(1,029)
WEA Property & Casualty Insurance Company	1,147	(5,155)
	$ (5,393)	$ (3,985)

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $99,029, which was $94,029 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2016, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2016 and 2015, and there were no changes during the years then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expenses were $191 and $435 for the years ended December 31, 2016, and 2015, respectively. Tax years 2013 through 2015 remain subject to federal and state examination.

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1**
December 31, 2016

AGGREGATE INDEBTEDNESS

Accounts payable	$	12
Payable to affiliates		6,540
Total aggregate indebtedness	$	6,552
Minimum required net capital	$	5,000

NET CAPITAL

Stockholder's equity		$ 100,753
Deductions:		
Receivable from affiliates		1,147
Income tax receivable		215
Other assets		326
		1,688
Net capital before haircuts on securities positions		99,065
Haircut on certificate of deposit		36
Net capital		99,029
Minimum required net capital		5,000
Capital in excess of minimum requirement		$ 94,029
Ratio of aggregate indebtedness to net capital		0.07 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2016

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2016

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)
December 31, 2016

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered WEA Investment Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of WEA Investment Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of WEA Investment Services, Inc. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by WEA Investment Services, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the provisions of Rule 15c3-3. Because WEA Investment Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of WEA Investment Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that WEA Investment Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at February 15, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 15, 2017